EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MARCH 31, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of Toronto Stock Exchange. Purchases may also be made through the facilities of the New York Stock Exchange.

The notice provides that Canadian Natural may, during the 12 month period commencing April 6, 2011 and ending April 5, 2012, purchase for cancellation on Toronto Stock Exchange and the New York Stock Exchange up to 27,406,131 shares, being 2.5% of the 1,096,245,257 outstanding common shares as at March 25, 2011.  Canadian Natural will not acquire more than 25% of the average daily trading volume of its common shares during a trading day, being 652,484 common shares. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition.  The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.

While pursuing Canadian Natural's successful acquisition, exploration and development plans remain the best opportunity to create value for Canadian Natural, any excess cash flow in 2011 over budgeted spending may be used by Canadian Natural to further strengthen its balance sheet or continue growth of value per common share.  One investment opportunity available to Canadian Natural under these circumstances, depending upon future trading prices and other factors, is the use of these excess funds to purchase its common shares, as it is a worthwhile investment, and is in the best interests of Canadian Natural and its shareholders.

Canadian Natural, pursuant to a Normal Course Issuer Bid that ends April 5, 2011, purchased and cancelled in the last twelve months at a weighted average price of C$33.76 per common share, 2,000,000 of its outstanding common shares.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com